 May 17, 2023

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Ms. Karen Rossotto

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. Rossotto:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment No. 133 (“PEA No. 133”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2023 (accession number 0001580642-23-001190). The purpose of PEA No. 133 is to add the Hull Tactical Sector ETF (the “Fund”) as a series of the Registrant.

Prospectus

Comment 1: With regard to footnote (1) to the Fees and Expenses table, please clarify later in the prospectus what all other expenses the Adviser is responsible for paying.

Response to Comment 1: Please refer to the seventh paragraph in the section titled “Investment Advisory Services” which states as follows:

“Pursuant to the Investment Advisory Agreement between the Trust and the Adviser with respect to the Fund, and subject to the general supervision of the Board, the Adviser has also agreed to pay all other regular and recurring expenses of the Fund such the costs of various third-party services required by the Fund, including administration, certain custody, audit, legal, transfer agency, and printing costs (other than taxes and governmental fees, brokerage fees, commissions and other transaction expenses, certain foreign custodial fees and expenses, costs of borrowing money, including interest expenses, and extraordinary expenses (such as litigation and indemnification expenses) so that total annual fund operating expense remain at 0.95% of the Fund’s average daily net assets. The Fund bears other fees and expenses that are not covered by the Investment Advisory Agreement, which may vary and will affect the total expense ratio of the Fund, such as taxes and governmental fees, brokerage fees, commissions and other transaction expenses, certain foreign custodial fees and expenses, costs of borrowing money, including interest expenses, and extraordinary expenses (such as litigation and indemnification expenses).”

Comment 2: Please confirm if the following statement in footnote (1) to the Fees and Expenses table should apply to Other Expenses as well.

Response to Comment 2: The Registrant has updated the footnotes to clarify that the subject sentence applies to Other Expenses.

Comment 3: Given the Fund’s portfolio turnover rate, please include Active or Frequent Trading as a principal investment strategy.

Response to Comment 3: The first sentence of the Fund’s Principal Investment Strategies has been modified as followed (emphasis supplied to denote change): “Under normal circumstances, the Fund is actively managed and invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities and instruments issued by or economically tied to U.S. issuers.”

Comment 4: With regard to the first paragraph of the Fund’s Principal Investment Strategies, please describe in greater detail the analytical proprietary investment models that the Adviser uses. Revised disclosure might address: 1. types and frequency of market data and signals used or produced by model, 2. how the Adviser determines signals are robust and 3. how the Adviser determines the best investments to take advantage of model signals.

Response to Comment 4: The Registrant has included the following disclosure in the Fund’s Principal Investment Strategies:

“The investment models used are to anticipate forward market movements and position the Fund to take advantage of these movements. Currently, signals are combined into an ‘ensemble’ an array that spans statistical, behavior-sentimental, technical, fundamental, and economic data sources. This combined signal is generated each trading day towards the close of the market and dictates whether the Fund is long/short and the magnitude of position sizing. The Adviser routinely evaluates the performance and impact of each model on the Fund with the goal of realizing a risk/return profile that is superior to that of a buy and hold strategy.”

Comment 5: With regard to the reference to long and short positions in the first paragraph of the Fund’s Principal Investment Strategies, please explain/elaborate on what those are.

Response to Comment 5: The Registrant has included the following disclosure in the Fund’s Principal Investment Strategies:

“The Fund is permitted to maintain short or long exposure to the overall market. When going long or short, the Fund may buy/sell S&P 500 futures contracts, S&P 500 related ETFs, SPX Options, and single-name U.S. equity options to arrive at a targeted market exposure.”

Comment 6: With regard to the bullets detailing permissible investments in the second paragraph of the Fund’s Principal Investment Strategies, address how the Fund uses these instruments in the fund strategy and in general to achieve its investment objective of long term capital appreciation. Enhance prospectus disclosure accordingly.

Response to Comment 6: The Fund uses these instruments as a more efficient use of capital to obtain a leveraged exposure to the market. This permits the Fund to potentially benefit from forward market movements in seeking its objective of long term capital appreciation.

Comment 7: With regard to the expenses of short sales, please confirm these expenses are included in the Fees and Expenses table.

Response to Comment 7: The Registrant confirms that expenses associated with short sales are included in the Fees and Expenses table.

Comment 8: With regard to the reference to leveraged and inverse ETFs in the Fund’s Principal Investment Strategies, please describe and explain in plain English.

Response to Comment 8: The Registrant has included the following in the paragraph referencing leveraged and inverse ETFs in the Fund’s Principal Investment Strategies: “Leveraged and inverse ETFs are investment vehicles that aim to deliver daily investment results, before fees and expenses, that correspond to a multiple or inverse of the benchmark product.”

Comment 9: With regard to the Fund’s investment in one or more pooled investment vehicles, please confirm that the Fund will not invest more than 15% of its total net assets in private funds.

Response to Comment 9: The Registrant confirms that the Fund will not invest more than 15% of its total net assets in private funds.

Comment 10: The Fund has included Equity Securities Risk in its Principal Investment Risks. Please confirm if the Fund intends to invest directly in equity securities, and if so, please modify the Principal Investment Strategies accordingly. Otherwise, please delineate that Equity Securities Risk is a risk of the underlying securities of the Fund.

Response to Comment 10: The Fund is buying/writing single name US Equity Options where the underlying will be an equity security. The Fund may invest directly in the single name equity securities underlying an option position for hedging purposes. The Fund also invests in S&P 500 related ETFs where the components of the ETF are equities that are in the S&P 500. Accordingly, the Registrant has modified the Equity Securities Risk disclosure to indicate that it is a risk of the underlying ETFs in which the Fund invests and the single name securities that the Fund holds for options hedging purposes.

Comment 11: Please explain the relevant of Investment Focus Risk given the Fund’s strategy.

Response to Comment 11. The S&P 500 ETFs in which the Fund invests track a subset of the U.S. stock market, which may cause the Fund to perform differently than the overall market.

Comment 12: In the section titled “Performance Information,” please include disclosure detailing the use of the options strategy as a result of the reorganization that is expected to occur in June 2023.

Response to Comment 12: The Registrant has included the following disclosure in the second paragraph of the section titled Performance Information:

“In addition, prior to its Reorganization into the Trust, the Predecessor Fund, although investing in certain options instruments, had not fully implemented its options strategy, but intends to do when the reorganization is completed. Consequently, even though the stated investment objective of the Fund as set forth in its prospectus is identical to that of the Predecessor Fund , and their principal investment strategies are substantially similar, the future performance of the Fund may deviate from the historical performance of the Predecessor Fund, for better or for worse, because of the expansion of the Fund’s option strategy in connection with Reorganization.”

Comment 13: If notice to shareholders is required with regard to a change in the Fund’s investment objective, please disclose in the section titled “Additional Principal Investment Strategies Information.”

Response to Comment 13: The subject disclosure has been modified to reflect that the investment objective of the Fund may be changed upon Board approval with 60 days’ notice to shareholders without shareholder approval.

Comment 14: Please confirm that the Adviser is registered with the SEC. Please also clarify the state or states in which the Adviser was originally or is currently registered.

Response to Comment 14: The following has been included in the section titled, “Fund Management – Adviser”: “HTAA is a registered investment adviser with the SEC under the U.S. Investment Advisers Act of 1940.” The Predecessor Fund is the Adviser’s only investment vehicle offered to outside investors, and the Adviser became federally registered in connection with assuming the role of subadviser to that Fund.

The Adviser is a Delaware limited liability company whose principal business address is 141 W. Jackson Blvd., Suite 1650, Chicago, IL 60604.

Comment 15: In the section titled, “ Fund Management – Adviser” please disclose the Adviser’s experience as an adviser including its experience as a manager of ETFs pursuant to Form N-1A, Item 10(a)(1)(i).

Response to Comment 15: The Adviser has an almost eight-year track record driving investment decisions for the Predecessor Fund. Additionally, the Adviser offers a separately management account investment vehicle which provides ongoing monitoring, general investment consulting, and active management of a securities portfolio.

Statement of Additional Information

Comment 16: In the Fundamental Limitations section of the Fund’s Statement of Additional Information, please include disclosure with regard to concentration to indicate that the Fund must look through to underlying securities for the purposes of concentration.

Response to Comment 16: The Registrant has included following disclosure to the Fundamental Limitations section of the Fund’s Statement of Additional Information at the end of the current sentence related to concentration:

“To the extent that the Fund invests in open-end funds, ETFs, and other pooled investment vehicle, it is required “look-through” those vehicles to their underlying securities for purposes of determining whether the Fund its concentrated in a particular industry group of industries.”

Comment 17: With regard to the Trustee Background in the section titled “Trustees and Officers of the Trust” please separate the column heading for Other Directorships during the Past 5 Years.

Response to Comment 17: The Registrant has incorporated the request.

Comment 18: In the sub-section “Investment Advisory Services” in the section titled “Service Providers,” please verify the controlling ownership of Marson B. Hull (is this ownership in Hull Investments LLC or HTAA LLC).

Response to Comment 18: The Registrant has included the following in the referenced section:

“Marson B. Hull has ownership in both Hull Investments and HTAA, LLC through his trust, The M. Blair Hull, Jr. Trust Dated December 8, 1988. The Trust has a 54% majority ownership in Hull Investments, which has a majority ownership in HTAA Holdings, LLC. HTAA Holdings, LLC is the parent company of HTAA, LLC.”

Comment 19: Please confirm in your response that any suspension of creation units is in compliance with Rule 6c-11.

Response to Comment 19: The Registrant confirms that any suspension of creation units is in compliance with Rule 6c-11.

       If you have any additional questions, or need additional information, please contact me by phone at 513-346-4152 or by e-mail at pleone@ultimusfundsolutions.com. Alternatively, you may contact Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-632-0897 or by e-mail at Thomas.Sheehan@practus.com.

Sincerely, /s/ Paul Leone Mr. Paul Leone, Secretary Capitol Series Trust

cc:	Mr. Martin Dean, Chief Compliance Officer Ms. Tiffany Franklin, Assistant Secretary